UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Enzymotec Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M4059L101
(CUSIP Number)

Tali Mirsky Global VP Legal Affairs & Corporate Secretary Frutarom Ltd., 25 Hashaish St., Haifa 2629183, Israel +97299603800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. M4059L101	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frutarom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,204,260 Ordinary Shares, NIS 0.01 par value per share
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,204,260 Ordinary Shares, NIS 0.01 par value per share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,204,260 Ordinary Shares, NIS 0.01 par value per share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.63% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage beneficial ownership expressed herein is based on 22,899,235 ordinary shares of the Issuer outstanding as of March 31, 2017.

CUSIP No. M4059L101	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frutarom Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,204,260 Ordinary Shares, NIS 0.01 par value per share
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,204,260 Ordinary Shares, NIS 0.01 par value per share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,204,260 Ordinary Shares, NIS 0.01 par value per share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.63% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage beneficial ownership expressed herein is based on 22,899,235 ordinary shares of the Issuer outstanding as of March 31, 2017.

CUSIP No. M4059L101	SCHEDULE 13D	Page 4 of 5

Item 1.	Security and Issuer.

This Amendment No. 1 supplements and amends the statement on Schedule 13D filed on July 31, 2017 (the “Schedule 13D”) by the Reporting Persons which relates to Ordinary Shares NIS 0.01 par value per share of Enzymotec Ltd. (the “Issuer”), an Israeli corporation. The principle executive offices of the Issuer are located at Sagi 2000 Industrial Area, Migdal Ha’Emeq, 2310001, Israel. This Amendment amends and supplements Item 3 and 5 of the Schedule 13D. Capitalized terms used hereunder and not otherwise have the respective meanings ascribe thereto in Schedule 13D.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The aggregate purchase price of the 2,204,260 ordinary shares, par value NIS 0.01 per share (the “Shares”) of the Issuer purchased to date by Frutarom is US$17,175,019.50 (an average price per share of US$7.79). The source of funding for the purchase of the Shares was the working capital of Frutarom.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(b) and (c) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a)-(b)        As of the date of this Amendment No.1, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 2,204,260 shares of the Issuer, representing approximately 9.63% of the Issuer’s outstanding Shares. Based on a total of 22,899,235 ordinary shares outstanding as of March 31, 2017.

(c)        Between May 5, 2017 and August 3, 2017 the Reporting Persons purchased 1,271,487 ordinary shares NIS 0.01 par value per share of the Issuer.

(d)        Except for the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)        Not Applicable.

CUSIP No. M4059L101	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2017

Frutarom Ltd.

By:	/s/ Tali Mirsky
	Name:	Tali Mirsky
	Title:	Global VP Legal Affairs & Corporate Secretary

Frutarom Industries Ltd.

By:	/s/ Tali Mirsky
	Name:	Tali Mirsky
	Title:	Global VP Legal Affairs & Corporate Secretary